SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


              HALLWOOD CONSOLIDATED RESOURCES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   40636V 109
                                 (CUSIP Number)

                               Cathleen M. Osborn
                       Vice President and General Counsel
                           Hallwood Energy Corporation
               4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237
                                 (303) 850-7373
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 14, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.).



CUSIP NO.  40636V 109
___________________________________________________________________
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
             Hallwood Energy Partners, L.P.
             I.R.S. Identification No. 84-0987088
___________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
___________________________________________________________________
     (3)  SEC Use Only
___________________________________________________________________
     (4)  Source of Funds (See Instructions)             WC
___________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
___________________________________________________________________
     (6)  Citizenship or Place of Organization      Colorado
___________________________________________________________________
Number of      (7)  Sole Voting Power         458,155 Shares
Shares Bene-   ____________________________________________________
ficially       (8)  Shared Voting Power                   0
Owned by       ____________________________________________________
Each Report-   (9)  Sole Dispositive Power    458,155 Shares
ing Person     ____________________________________________________
  With         (10)  Shared Dispositive Power             0
___________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          458,155 Shares
___________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
___________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11) 46.8%
___________________________________________________________________
     (14) Type of Reporting Person (See Instructions)   PN
___________________________________________________________________


Item 1. Security and Issuer

     This statement relates to Shares of Common Stock (the "Shares") in Hallwood Consolidated Resources Corporation, a Delaware corporation ("HCRC") having its principal offices at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. All share amounts reflect HCRC's November 1995 one-for-ten reverse stock split.

Item 2.  Identity and Background

     (a) - (c) The Shares are beneficially owned by Hallwood Energy Partners, L.P., a Delaware limited partnership ("HEP"), the principal business of which is oil and gas production, development and exploration. The general partner of HEP is Hallwood Energy Corporation, a Texas corporation ("HEC") the principal business of which is oil and gas production, development and exploration. The principal offices of both HEP and HEC are located at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237.

     The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) of each executive officer and director of HEC is set forth below.

     Anthony J. Gumbiner, 3710 Rawlins, Suite 1500, Dallas, Texas 75219. Mr. Gumbiner is Chairman of the Board of Directors of The Hallwood Group Incorporated ("Hallwood Group"), a diversified holding company, and a Director, Chairman of the Board and Chief Executive Officer of HEC.

     Brian M. Troup, 3710  Rawlins, Suite 1500, Dallas, Texas 75219.   Mr. Troup
is a President and Chief Operating Officer of Hallwood Group and a Director of HEC.

     William L. Guzzetti, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Guzzetti is Executive Vice President of Hallwood Group and President, Chief Operating Officer and a Director of HEC.
     Hans-Peter Holinger, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Holinger is a Director of HEC.

     Rex A. Sebastian, 750 North St. Paul, Suite 221, Dallas, Texas 75201-3247. Mr. Sebastian is a director of HEC.

     Nathan C.  Collins, 56 Main Street,  New Jersey   08822.  Mr. Collins  is a
director of HEC.

     Russell P. Meduna, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Meduna is Executive Vice President of HEC.

     Robert S. Pfeiffer, 4582  South Ulster Street Parkway, Suite  1700, Denver,
Colorado 80237.   Mr. Pfeiffer is Vice President of HEC.

     Roland P. DeBruyn, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. DeBruyn is Vice President of HEC.

     Cathleen M. Osborn, 4582  South Ulster Street Parkway, Suite  1700, Denver,
Colorado 80237.   Ms. Osborn is Vice President and Secretary of HEC.

     (d) During the last five years, none of the entities or the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years none of the entities or the individuals listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for Mr. Gumbiner and Mr. Troup who are citizens of the United Kingdom and Mr. Holinger who is a citizen of Switzerland, each of the executive officers and directors of HEC is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The transaction by which HEP acquired beneficial ownership of 445,190 Shares and the consideration involved are described in Item 5 below. On May 14, 1996, HEP acquired 12,965 Shares from HCRC for cash from HEP's working capital.

Item 4.  Purpose of Transaction.

     Other than as described in the HCRC's Registration Statement (defined below) and as described below, neither HEP, its general partner nor any of its executive officers and directors named herein have any present plan or proposals that relate to or would result in any of the events contained in paragraphs (a) through (j) of Item 4 of Schedule 13D. HEP may, however, continue to assess opportunities with respect to the Shares that it owns and may in the future consider or develop plans that will result in any of such events.

Item 5.  Interest in Securities of the Issuer.

     As more fully described in the Consent Statement/Prospectus dated February 14, 1992, contained in HCRC's Registration Statement on Form S-4 (Reg. No. 33-45729) (the "Registration Statement") on pages 4 and 5, which are incorporated herein by reference, the general partner of Hallwood Consolidated Partners, L.P. ("HCP") proposed the conversion of HCP from a partnership to a corporation (the "Conversion"). Upon consummation of the Conversion on May 18, 1992, HEP acquired 138,377 Shares in exchange for its economic interest in the general partner interest of HCP and 293,371 Shares in exchange for its limited partner interest in HCP. Hallwood Oil and Gas, Inc., a subsidiary of HEP, acquired 13,441 Shares in exchange for its general partner interest in HCP. As a result of the Conversion, HEP beneficially owned 445,190 Shares.

     On May 14, 1996, HEP acquired 12,965 Shares from HCRC. Those Shares were one-half of the Shares purchased by HCRC pursuant to an offer made from April 3 to May 3, 1996 to HCRC shareholders holding 99 Shares or fewer as of March 31, 1996. HEP acquired the Shares for $34 per Share, an aggregate of $440,810, which was the price paid by HCRC to its shareholders.

     HEC, as the general partner of HEP, may be deemed the beneficial owner of the Shares beneficially owned by HEP.

     Mr. Gumbiner is beneficial owner of 5,300 Shares, all of which are in the form of currently exercisable options. Mr. Troup is beneficial owner of 3,533 Shares, all of which are in the form of currently exercisable options. Mr. Guzzetti is beneficial owner of 2,650 Shares, all of which are in the form of currently exercisable options. Mr. Meduna is beneficial owner of 2,566 Shares, 2,473 of which are in the form of currently exercisable options. Mr. Pfeiffer is beneficial owner of 1,120 Shares, 1,060 of which are in the form of currently exercisable options. Ms. Osborn is beneficial owner of 1,090 Shares, 1,060 of which are in the form of currently exercisable options.

     No transactions in the Shares have been reported by HEP or HEC or any of the executive officers or directors of HEC listed in response to Item 2, during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As more fully described in the Registration Statement on pages 13 and 14, which are incorporated herein by reference, and attached as Exhibit 3 to the
Schedule 13D dated May 18, 1992, HEP and its affiliates have agreed with HCRC that Shares issued in the Conversion in exchange for the general partner interest in HCP represent a generally equivalent economic interest in HCRC as the general partner interest represents in HCP. The agreement provides that, until July 1, 2003, any liquidating distribution paid on the Shares received in the Conversion in exchange for the general partner interest in HCP will not exceed the liquidating distribution to which the general partner of HCP would have been entitled under the partnership agreement of HCP at such time, assuming HCP had continued its activities in partnership form.

     Also pursuant to the agreement described above, HEP and its affiliates have agreed that, until July 1, 2003, they will vote the Shares received for the general partner interest (approximately 14% of the outstanding Shares) with respect to any proposal presented to HCRC's stockholders in the same proportion as all other outstanding Shares (including Shares received by HEP in exchange for its limited partner interest in HCP) are voted for, against or withheld from voting with respect to such proposal.

Item 7.  Material to be Filed as Exhibits

     Exhibit to Schedule 13D dated May 18, 1992

        1      Consent Statement/Prospectus of Hallwood
               Consolidated Resources Corporation dated
               February 14, 1992, pages 4, 5, 13 and 14.

        2      Agreement restricting resale of Shares.

        3      Stockholder's Agreement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Hallwood Energy Partners, L.P.
                               By: Hallwood Energy Corporation,
                                   its general partner



                               By: /s/Cathleen M. Osborn
                                 --------------------------------
                                         Cathleen M. Osborn
                                         Vice President

Dated:  May 20, 1996